SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------
                                 Amendment No. 1
                                SCHEDULE 14D-1/A
           Tender Offer Statement Pursuant to Section 14(d)(1) of the
                         Securities Exchange Act of 1934
                              ---------------------

                        SECURITY INVESTMENTS GROUP, INC.
                            (Name of Subject Company)

                          ALLIANCE STANDARD III L.L.C.
                           ALLIANCE STANDARD III CORP.
                               MICHAEL L. LEWITTES
                                 ROBERT S. JAFFE
                                    (Bidders)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)


                                    814341103
                      (CUSIP Number of Class of Securities)


      Michael L. Lewittes                           Keith R. Bish
 ALLIANCE STANDARD III, L.L.C.               ALLIANCE STANDARD III CORP.
      520 Madison Avenue             c/o International Fund Administration, Ltd.
           7th Floor                            48 Par-la-Ville Road
      New York, NY 10022                              Suite 464
   Telephone: (212) 826-6805                   Hamilton HM11, Bermuda
                                              Telephone: (441) 295-4718


                                 with copies to:

                                Thomas E. Kruger
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                            Telephone: (212) 856-7000

          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                                                                 Page 1 of Pages

681475.7

                       SCHEDULE 14D-1/A -- AMENDMENT NO. 1


                        SECURITY INVESTMENTS GROUP, INC.

         This statement constitutes Amendment No. 1 to the statement on Schedule 14D-1 (the "Original Statement," and as supplemented and amended hereby, the "Statement") relating to the offer by Alliance Standard III L.L.C. ("Purchaser LLC"), a Delaware limited liability company wholly-owned by LJ Investments, L.L.C. ("Investments LLC"), a Delaware limited liability company, and Alliance Standard III Corp. ("Purchaser Corp.," and collectively with Purchaser LLC, the "Purchasers"), a British Virgin Islands corporation wholly-owned by LJ Investments Corp. (collectively with Investments LLC, the "Funds"), a British Virgin Islands corporation, to purchase up to 707,000 shares of Common Stock, par value $.10 per share (the "Shares"), of Security Investments Group, Inc., a Delaware corporation ( the "Company"), at a price of $2.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 1998 (the "Original Offer to Purchase," and as supplemented and amended by the Supplement attached hereto as Exhibit (a)(8), the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

         Except as set forth herein, there have been no changes in the information as set forth in the Original Statement.

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                           (b) - (c) The information set forth in the
Introduction and Section 6 of the Original Offer to Purchase is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND.

                           (a) - (d); (g) The information set forth in Section 9
of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employment for the past five years and citizenship of each director and executive officer of the Purchasers and the Funds, and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.



681475.7
                                                         2

ITEM 3.           PAST CONTRACTS, TRANSACTION OR NEGOTIATIONS WITH THE
                  SUBJECT COMPANY.

                           (b) The  information  set  forth in  Section 8 of the
Offer to Purchase, as amended by the Supplement, is incorporated herein by reference.

ITEM 4.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           (a) The  information  set forth in Section 10 of, and
Annexes C and D to, the Offer to Purchase is incorporated herein by reference.

ITEM 7.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S
                  SECURITIES.

                           The  information  set forth in the  Introduction  and
Sections 9,10 and 15 of the Offer to Purchase is incorporated herein by reference.


ITEM 8.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.           FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

                  The information set forth in Section 9 of the Offer to Purchase and Annexes C and D thereto is incorporated herein by reference.

ITEM 10.          ADDITIONAL INFORMATION.

                           (b) The  information  set forth in  Section 14 of the
Offer to Purchase, as
amended by the Supplement, is incorporated herein by reference.

ITEM 11.                   MATERIAL TO BE FILED AS EXHIBITS.

  Exhibit
  Number                            Exhibit

   (a)(1) Offer to Purchase, dated January 21, 1998.*

   (a)(2) Letter of Transmittal with respect to the Shares.*

   (a)(3) Notice of Guaranteed Delivery.*

   (a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees.*

681475.7
                                                         3

   (a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients.*

   (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7) Summary Advertisement, dated January 21, 1998.*

   (a)(8) Supplement dated February 10, 1998, to the Offer to Purchase.

   (b)    None.

   (c)(1) Filing Agreement, dated January 21, 1998, between Alliance Standard III L.L.C. and Alliance Standard III Corp.*

   (c)(2) Agreement, dated December 1, 1997, between JL Advisors, L.L.C. and Collectible Certificates, L.L.C.*

   (d)    None.

   (e)    Not applicable.

   (f)    None.


*        Filed as an exhibit to the Original Statement.

681475.7
                                                         4

                                                    SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998

                                                      Alliance Standard III L.L.C.
                                                      By:   LJ Investments, L.L.C., its managing
                                                            member
                                                            By:  JL Advisors II, LLC, its managing
                                                                 member



      s/ Michael L. Lewittes                                   By:    s/ Michael L. Lewittes
      ----------------------                                          ----------------------
      Michael L. Lewittes                                             Michael L. Lewittes, Member

                                                            By:  Jaffe Capital Management Group,
                                                                 LLC, member



      s/ Robert S. Jaffe                                       By:    s/ Robert S. Jaffe
      ------------------                                              ------------------
      Robert S. Jaffe                                                 Robert S. Jaffe, Member

                                                      Alliance Standard III Corp.



                                                      By:      s/ Keith R. Bish
                                                               ----------------
                                                               Keith R. Bish, Director


681475.7
                                                         5

                                                 INDEX OF EXHIBITS


                                                                  Sequentially
     Exhibit                                                        numbered
     number                      Exhibit                             pages


  (a)(1)        Offer to Purchase, dated January 21, 1998.*
  (a)(2)        Letter of Transmittal with respect to the Shares.*
  (a)(3)        Notice of Guaranteed Delivery.*
  (a)(4) Letter from IBJ Schroder Bank & Trust Company as depositary agent for the Purchasers to brokers, dealers, banks, trust companies and nominees. *
  (a)(5) Letter to be sent by brokers, dealers, banks, trust companies and nominees to their clients. *
  (a)(6) IRS Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
  (a)(7)        Summary Advertisement, dated January 21, 1998.*
  (a)(8)        Supplement dated February 10, 1998, to the Offer to Purchase.
  (b)           None.
  (c)(1) Filing Agreement, dated January 21, 1998, between Alliance Standard III L.L.C. and Alliance Standard III Corp.*
  (c)(2)        Agreement,  dated December 1, 1997, between JL Advisors,  L.L.C.
                and Collectible Certificates, L.L.C.*
  (d)           None.
  (e)           Not applicable.
  (f)           None.

*     Filed as an exhibit to the Original Statement.



681475.7
                                                         6